Filed Pursuant to Rule 424(b)(5)
Registration No. 333-271400

Amendment No. 1 dated November 24, 2023

(To Prospectus dated May 15, 2023)

Up to $59,086,211 of Shares of

Common Stock

This Amendment No. 1, or Amendment, amends our prospectus dated May 15, 2023 (File No. 333-271400), or the Prospectus, relating to shares of our common stock that may be issued and sold in accordance with the terms of a Controlled Equity OfferingSM Sales Agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald. This Amendment should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus and any future amendments or supplements thereto.

We have entered into the sales agreement with Cantor Fitzgerald relating to shares of our common stock offered by the Prospectus, as amended by this Amendment. We may offer and sell shares of our common stock having an aggregate offering price of up to $75,000,000 from time to time through Cantor Fitzgerald acting as sales agent (which amount includes shares we have already sold pursuant to the sales agreement prior to the date of this Amendment). As of the date of the Amendment, we have sold 775,720 shares of common stock pursuant to the sales agreement, resulting in aggregate net proceeds of $15,913,789.

We are no longer subject to the General Instruction I.B.6. of Form S-3, as the aggregate market value of our common stock held by non-affiliates equaled or exceeded $75,000,000 as of October 26, 2023. Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “HARP.” On November 21, 2023, the last reported sale price of our common stock was $12.99 per share.

Sales of our common stock, if any, under the Prospectus, as amended by this Amendment, may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. Cantor Fitzgerald is not required to sell any specific number or dollar amount of securities but will act as a sales agent using commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us, consistent with its normal trading and sales practices, on mutually agreed terms between Cantor Fitzgerald and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

Cantor Fitzgerald will be entitled to compensation at a commission rate of up to 3.0% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, Cantor Fitzgerald may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Cantor Fitzgerald may be deemed to be underwriting commissions or discounts.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read “Risk Factors” on page 3 of the Prospectus, as amended by the Amendment, and contained in the documents we incorporate by reference in the Prospectus, as amended by this Amendment, to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as amended by this Amendment, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to the Prospectus is November 24, 2023.

Amendment No. 1 to the Prospectus

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ABOUT THIS AMENDMENT TO THE PROSPECTUS

The Prospectus, as amended by this Amendment, relates to part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in our base prospectus included in the shelf registration statement in one or more offerings up to a total aggregate offering price of $250,000,000. The $59,086,211 of common stock that may be offered, issued and sold under the Prospectus, as amended by this Amendment, is included in the $250,000,000 of securities that may be offered, issued and sold by us pursuant to our shelf registration statement.

The Prospectus, as amended by this Amendment, relates to the offering of our common stock. Before buying any of the common stock that we are offering, we urge you to carefully read the Prospectus, as amended by this Amendment, together with the information incorporated by reference as described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in the Prospectus. These documents contain important information that you should consider when making your investment decision.

The Prospectus, as amended by this Amendment, describes the terms of this offering of common stock and also adds to and updates information contained in the documents incorporated by reference into the Prospectus, as amended by this Amendment. To the extent there is a conflict between the information contained in the Prospectus, as amended by this Amendment, on the one hand, and the information contained in any document incorporated by reference into the Prospectus, that was filed with the SEC before the date of the Amendment, on the other hand, you should rely on the information in the Prospectus, as amended by this Amendment. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference into the Prospectus), the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference in this Amendment, the Prospectus and in any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the sales agent has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Amendment, the Prospectus, the documents incorporated by reference herein and therein and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this Amendment, the Prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision.

THE OFFERING

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere or incorporated by reference into the Prospectus, as amended by this Amendment. Before you decide to invest in our common stock, you should read this entire Amendment and the Prospectus carefully, including the risk factors and the financial statements and related notes included or incorporated by reference in the Prospectus.

Common Stock Offered By Us	Shares of our common stock having an aggregate offering price of up to $59,086,211.

Plan of Distribution	“At the market offering” that may be made from time to time through our sales agent, Cantor Fitzgerald. See “Plan of Distribution” on page S-7 of this Amendment.

Use of Proceeds	We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development expenses and capital expenditures. See “Use of Proceeds” on page S-4 of this Amendment.

Risk Factors	Investing in our common stock involves significant risks. See “Risk Factors” on page S-3 of this Amendment and page 4 of the Prospectus, and under similar headings in other documents incorporated by reference into the Prospectus, for a discussion of certain factors you should carefully consider before deciding to invest in share of our common stock.

Nasdaq Symbol	“HARP”

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described below, in the Prospectus, and in the section titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022, as updated by our subsequent quarterly and other reports and documents that are incorporated by reference into the Prospectus, before deciding whether to purchase any of the securities being registered pursuant to the registration statement of which this Amendment and the Prospectus are a part. Each of the risk factors could adversely affect our business, results of operations, financial condition and cash flows, as well as adversely affect the value of an investment in our securities, and the occurrence of any of these risks might cause you to lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Please also read carefully the section in the Prospectus titled “Special Note Regarding Forward-Looking Statements.”

Additional Risks Related to This Offering

You may experience immediate and substantial dilution.

The offering price per share in this offering may exceed the net tangible book value per share of our common stock outstanding prior to this offering. Assuming that an aggregate of 4,548,592 shares of our common stock are sold at a price of $12.99 per share, the last reported sale price of our common stock on Nasdaq on November 21, 2023, for aggregate gross proceeds of approximately $59.1 million, and after deducting commissions and estimated offering expenses payable by us, you would experience immediate dilution of $6.90 per share, representing the difference between our as adjusted net tangible book value per share as of September 30, 2023 after giving effect to this offering and the assumed offering price. The exercise of outstanding stock options, settlement of restricted stock units and exercise of warrants would result in further dilution of your investment. See the section titled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering. Because the sales of the shares offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing stockholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

USE OF PROCEEDS

We may issue and sell shares of our common stock having aggregate sales proceeds of up to $59,086,211 from time to time pursuant to the sales agreement. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will in the future sell any shares under or fully utilize the sales agreement with Cantor Fitzgerald as a source of financing.

We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development expenses and capital expenditures. Pending our use of the net proceeds from this offering, we plan to invest the net proceeds in short-term interest-bearing investment-grade securities, certificates of deposit or government securities.

DILUTION

Our net tangible book value (deficit) as of September 30, 2023 was $(4.3 million), or $(1.05) per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2023. Dilution with respect to net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value (deficit) per share of our common stock immediately after this offering.

After giving effect to the sale of 4,548,592 shares of our common stock in this offering at an assumed offering price of $12.99 per share, the last reported sale price of our common stock on Nasdaq on November 21, 2023, and after deducting estimated offering commissions and offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2023 would have been approximately $52.7 million, or $6.09 per share. This would represent an immediate increase in net tangible book value of $7.14 per share to existing stockholders and immediate dilution of $6.90 per share to investors purchasing our common stock in this offering at the assumed public offering price. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$12.99
Net tangible book value (deficit) per share of as September 30, 2023	$(1.05)
Increase in net tangible book value per share attributable to this offering	$7.14

As adjusted net tangible book value per share as of September 30, 2023, after giving effect to this offering		$6.09

Dilution per share to investors purchasing our common stock in this offering		$6.90

The above discussion and table are based on 4,108,769 shares of our common stock outstanding as of September 30, 2023, and excludes as of that date:

•	303,427 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $61.86 per share;

•

210,427 shares of our common stock reserved for future issuance under our 2019 Equity Incentive Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2019 Equity Incentive Plan;

•

64,683 shares of our common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2019 Employee Stock Purchase Plan;

•	49,500 shares of our common stock reserved for future issuance under our 2022 Inducement Plan; and

•	7,485,762 shares of our common stock underlying warrants issued to purchasers in connection with our March 2023 private placement transaction.

In addition, the foregoing excludes (i) 12,805,350 shares of common stock issued to purchasers in connection with our October 2023 private placement transaction, (ii) 4,362,000 shares of common stock underlying pre-funded warrants issued to purchasers in connection with our October 2023 private placement transaction, (iii) 8,583,675 shares of common stock underlying common warrants issued to purchasers in connection with our October 2023 private placement transaction and (iv) no shares of common stock sold under our sales agreement with Cantor Fitzgerald between September 30, 2023 and the date of this Amendment.

The table above assumes for illustrative purposes that an aggregate of 4,548,592 shares of our common stock are sold from the date of the Prospectus during the term of the sales agreement with Cantor Fitzgerald at a price of $12.99 per share, the last reported sale price of our common stock on Nasdaq on November 21, 2023, for aggregate gross proceeds of approximately $59.1 million.

The shares subject to the sales agreement with Cantor Fitzgerald are being sold from time to time at various prices. An increase of $1.00 per share in the price at which the shares are sold from the assumed offering price of $12.99 per share shown in the table above, assuming all of our common stock in the aggregate amount of approximately $59.1 million during the term of the sales agreement with Cantor Fitzgerald is sold at that price, would increase our as adjusted net tangible book value per share after the offering to $6.32 per share and would increase the dilution in net tangible book value per share to new investors in this offering to $7.67 per share, after deducting commissions and estimated aggregate offering expenses payable by us. A decrease of $1.00 per share in the price at which the shares are sold from the assumed offering price of $12.99 per share shown in the table above, assuming all of our common stock in the aggregate amount of approximately $59.1 million during the term of the sales agreement with Cantor Fitzgerald is sold at that price, would decrease our as adjusted net tangible book value per share after the offering to $5.83 per share and would decrease the dilution in net tangible book value per share to new investors in this offering to $6.16 per share, after deducting commissions and estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only.

To the extent that outstanding stock options and warrants have been or may be exercised, restricted stock units settled or other shares issued, investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

PLAN OF DISTRIBUTION

We have entered into a sales agreement with Cantor Fitzgerald, under which we may offer and sell shares of our common stock having an aggregate offering price of up to $75,000,000 from time to time through Cantor Fitzgerald acting as sales agent. This amount includes shares we have already sold pursuant to the sales agreement prior to the date of this Amendment. As of the date of this Amendment, we have sold 775,720 shares of common stock pursuant to the sales agreement, resulting in aggregate net proceeds of $15,913,789. The sales agreement has been filed as an exhibit to our registration statement on Form S-3 of which the Prospectus, as amended by this Amendment, forms a part.

Following delivery of a placement notice and subject to the terms and conditions of the sales agreement, Cantor Fitzgerald may offer and sell our common stock by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We may instruct Cantor Fitzgerald not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or Cantor Fitzgerald may suspend the offering of common stock upon notice and subject to other conditions.

We pay Cantor Fitzgerald commissions, in cash, for its services in acting as agent in the sale of our common stock. Cantor Fitzgerald is entitled to compensation at a commission rate of up to 3.0% of the gross sales price per share sold. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse Cantor Fitzgerald for certain specified fees and documented expenses, including the fees and documented expenses of its legal counsel in an amount not to exceed $50,000, as provided in the sales agreement. We estimate that the total expenses for the offering, excluding compensation and reimbursements payable to Cantor Fitzgerald under the terms of the sales agreement, will be approximately $300,000.

Settlement for sales of common stock will occur on the second trading day following the date on which any sales are made, or on some other date that is agreed upon by us and Cantor Fitzgerald in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our common stock as contemplated in the Prospectus, as amended by this Amendment, will be settled through the facilities of The Depository Trust Company or by such other means as we and Cantor Fitzgerald may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Cantor Fitzgerald will use its commercially reasonable efforts consistent with its normal trading and sales practices, to solicit offers to purchase the shares of common stock under the terms and subject to the conditions set forth in the sales agreement. In connection with the sale of the common stock on our behalf, Cantor Fitzgerald may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Cantor Fitzgerald may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Cantor Fitzgerald against certain civil liabilities, including liabilities under the Securities Act.

The offering of our common stock pursuant to the sales agreement will terminate as permitted therein. We and Cantor Fitzgerald may each terminate the sales agreement at any time upon ten days’ prior notice.

Cantor Fitzgerald and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, Cantor Fitzgerald will not engage in any market making activities involving our common stock while the offering is ongoing under the Prospectus, as amended by this Amendment.

The Prospectus, including this Amendment, in electronic format may be made available on a website maintained by Cantor Fitzgerald, and Cantor Fitzgerald may distribute the Prospectus, including this Amendment, electronically.

LEGAL MATTERS

The validity of the common stock offered by the Prospectus, as amended by this Amendment, will be passed upon by Cooley LLP, Palo Alto, California. Latham & Watkins LLP is counsel for Cantor Fitzgerald in connection with this offering.

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